FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to deliver $80bn revenue by 2030

21 May 2024

AstraZeneca sets ambition to deliver $80 billion Total Revenue by 2030 and sustained growth post 2030

Launch of 20 new medicines expected by 2030

Significant growth from existing oncology, biopharmaceuticals and rare disease portfolios

Investing in disruptive innovation that will shape the future of medicine and drive long-term growth

Decoupling carbon emissions from revenue growth

Today AstraZeneca revealed its bold ambition to deliver $80 billion in Total Revenue by 2030, up from $45.8 billion in 2023. This will be achieved through significant growth in its existing oncology, biopharmaceuticals and rare disease portfolio, and by launching an expected 20 new medicines before the end of the decade. To drive sustained growth beyond 2030, the Company will continue investing in transformative new technologies and platforms that will shape the future of medicine.

AstraZeneca will maintain its strategic commitment to R&D while focusing on productivity throughout the Company, driving operating leverage and enabling the delivery of its ambition for a mid-30s percentage Core operating margin by 2026. Beyond 2026, Core operating margin will be influenced by portfolio evolution and the company will target at least the mid-30s percentage range.

Pascal Soriot, Chief Executive Officer, AstraZeneca said: "Today AstraZeneca announces a new era of growth. In 2023 we delivered the ambitious $45 billion revenue goal set a decade ago. With the exciting growth of our innovative pipeline, which has the potential to transform millions of lives, we are now aiming for $80 billion by 2030.

We are planning to launch 20 new medicines by 2030, many with the potential to generate more than $5 billion in peak year revenues. The breadth of our portfolio together with continued investment in innovation supports sustained growth well past the end of the decade."

As AstraZeneca continues to grow across all therapy areas, it will continue to decouple its carbon emissions from its increase in revenue. The Company has already reduced its greenhouse gas emissions (Scopes 1 and 2) by 68% from its 2015 baseline while growing Total Revenue by 85% over the same period. By 2026 the Company will be carbon zero for Scope 1 and 2 emissions and by 2030 halve its Scope 3 emissions, on the way to science-based net zero by 2045 at the latest.

Notes:

A webcast of the Investor Day event will begin today, 21 May 2024, at 10:00 UK time. Details can be found at www.astrazeneca.com/investor-relations/astrazeneca-investor-day.html

Basis of AstraZeneca's ambitions, forecasts and targets

AstraZeneca's ambitions, forecasts and targets in this announcement (the "Financial Ambition Statements") are derived from AstraZeneca's most recent risk-adjusted mid- and long-term plans, adjusted for developments in the business since those plans were finalised. The Financial Ambition Statements are based on management's risk-adjusted projections for individual medicines and individual clinical trials. Estimates for these probabilities are based on industry-wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development adjusted for management's view on the risk profile of the specific asset. The peak year revenue (PYR) potential for individual medicines referred to in this announcement are the maximum estimated Total Revenue to be recognised by AstraZeneca in a single calendar year, during the lifecycle of the medicine, and are based on management's latest non-risk-adjusted forecast estimates. Estimates are based on customary forecasting methodologies used in the pharmaceutical industry. Peak year revenue may occur in different years for each NME depending on trial outcomes, approval label, competition, launch dates and exclusivity periods, amongst other variables. The peak year revenue figures are derived from net sales at nominal values and are not risk-adjusted or time-value discounted.  The development of pharmaceutical products has inherent risks given scientific experimentation and there are a range of possible outcomes in clinical results, safety, efficacy and product labelling. Clinical results may not achieve the desired product profile and competitive environment, pricing and reimbursement may have material impact on commercial revenue forecasts. By their nature, forecasts are based on a multiplicity of assumptions and actual performance in future years may vary, significantly and materially, from these assumptions. The Financial Ambition Statements in this announcement are based on Q1 2024 exchange rates; AstraZeneca undertakes no obligation to update those statements based on future currency movements.

Attention is drawn to the notice set out under the heading Forward Looking Statements below.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Forward Looking Statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected or targeted revenues, margins, earnings per share or other financial or other measures (including the Financial Ambition Statements described in this announcement). Although the Group believes its expectations and targets are based on reasonable assumptions and has used customary forecasting methodologies used in the pharmaceutical industry and risk-adjusted projections for individual medicines (which take into account the probability of success of individual clinical trials, based on industry-wide data for relevant clinical trials at a similar stage of development), any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:
-     The risk of failure or delay in delivery of pipeline or launch of new medicines;
-     the risk of failure to meet regulatory or ethical requirements for medicine development or approval;
-     the risk of failures or delays in the quality or execution of the Group's commercial strategies;
-     the risk of pricing, affordability, access and competitive pressures;
-     the risk of failure to maintain supply of compliant, quality medicines;
-     the risk of illegal trade in the Group's medicines;
-     the impact of reliance on third-party goods and services;
-     the risk of failure in information technology or cybersecurity;
-     the risk of failure of critical processes;
-     the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives;
-     the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce;
-     the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change;
-     the risk of the safety and efficacy of marketed medicines being questioned;
-     the risk of adverse outcome of litigation and/or governmental investigations;
-     intellectual property-related risks to the Group's products;
-     the risk of failure to achieve strategic plans or meet targets or expectations;
-     the risk of failure in financial control or the occurrence of fraud;
-     the risk of unexpected deterioration in the Group's financial position;
-     the impact that global and/or geopolitical events may have, or continue to have, on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition.

There can be no guarantees that the conditions to the closing of the proposed transaction with Fusion will be satisfied on the expected timetable, or at all, or that "FPI-2265" (Ac225-PSMA I&T) or any combination product will receive the necessary regulatory approvals or prove to be commercially successful if approved. There can be no guarantees that the conditions to the closing of the proposed transaction with Amolyt Pharma will be satisfied on the expected timetable, or at all, or that eneboparatide ("AZP-3601") will receive the necessary regulatory approvals or prove to be commercially successful if approved.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 May 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary